1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 24, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
2008 FIRST QUARTERLY REPORT

1	IMPORTANT NOTICE

1.1

It is hereby confirmed by the Board of Directors (the "Board"), the Board of Supervisors and the directors, supervisors and senior management of Aluminum Corporation of China Limited (the "Company") that this quarterly report contains no false representation, misleading information or material omission. The Board of the Company jointly and severally accepts full responsibility for the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.2	All members of the Board attended the board meeting.

1.3	The financial report of the Company in this quarterly report has not been audited.

1.4

Mr. Xiao Yaqing, Chairman and Chief Executive Officer of the Company, Mr. Chen Jihua, Chief Financial Officer, and Ou Xiaowu, Head of the Accounting Department have declared that they guarantee the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal financial data and indicators

Currency: RMB

			Change as of
			31 March 2008
	As at 31	As at 31	as compared with
	March 2008	March 2007	31 March 2007
			(%)

Total assets (RMB)	104,275,988,837.13	94,338,362,250.29	10.534
Owner's equity (or Shareholders' equity) (RMB)	59,091,453,232.59	57,924,657,871.18	2.014
Net assets per share attributable to shareholders of the Company (RMB)	4.369	4.63	-5.637

			Change as
			compared with
		1 January 2008 to	the same period
		31 March 2008	of 2007
			(%)

Net cash flow from operating activities (RMB)		699,414,016.91
Net cash flow from operating activities per share (RMB)		-0.052

			Change in
			the reporting period
			as compared with
		1 January 2008 to	the same period
	The reporting period	31 March 2008	of 2007
			(%)

Net profit attributable to shareholders of the Company (RMB)	1,166,796,227.66	1,166,796,227.66
Basic earnings per share (RMB)	0.0863	0.0863
Net profit per Share after deducting extraordinary items (RMB)	0.1010	0.1010
Diluted earnings per share (RMB)	0.0863	0.0863
Return on net assets (fully diluted) (%)	1.975	1.975
Return on net assets after deducting extraordinary items (fully diluted) (%)	2.313	2.313

Amount from 1 January 2008
Extraordinary items	to 31 March 2008
(RMB)

Profit and loss from disposal of non-current assets	110,887.55
Net non-operating income/expenses other than above items	249,547,312.56
Income tax impact	-49,931,640.02

Total	199,726,560.09

2.2	Number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders as at 31 March 2008	771,865

Particulars about the top ten shareholders of tradable shares not subject to trading moratorium

	Number of tradable
	shares not subject to
	trading moratorium
	held as at
Name of shareholders (in full):	31 March 2008	Class of share

HKSCC Nominees Limited	3,939,866,240	Overseas listed foreign share
Bank of China-Harvest Shanghai Shenzhen 300 Index Securities Investment Fund	12,226,920	RMB denominated ordinary shares
Industrial and Commercial Bank of China - Shanghai 50 ETF Securities Investment Fund	12,162,439	RMB denominated ordinary shares
Shanxi Aluminum Plant	7,140,254	RMB denominated ordinary shares
China Construction Bank - Bosera Yufu Securities Investment Fund	6,618,728	RMB denominated ordinary shares
Inner Mongolia Power (group) Co., Ltd.	4,943,487	RMB denominated ordinary shares
Agricultural Bank of China - China Post Growth Equity Securities Investment Fund	4,014,010	RMB denominated ordinary shares
Bank of China - Wanjia 180 Index Securities Investment Fund	3,870,023	RMB denominated ordinary shares
Agricultural Bank of China - Dacheng Shanghai Shenzhen 300 Index Securities Investment Fund	3,560,529	RMB denominated ordinary shares
Agricultural Bank of China - Civil Innovation Advance Hybrid Securities Investment Fund	3,301,789	RMB denominated ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons therefor

Applicable	Not Applicable

3.2	Significant events and their effect and analysis on solutions

Applicable	Not Applicable

On 17 March 2008, the Board of the Company approved of the bidding by the Company in an open tender process on the China Beijing Equity Exchange to acquire certain equity interests in five aluminum fabrication plants and one primary aluminum production plant. Currently, the Board has submitted relevant proposals to the extraordinary general meeting to be convened on 9 May 2008 for consideration and approval and the relevant announcement of the general meeting and circular were disclosed on 25 March 2008. Upon approval in the general meeting, the Company will participate in bidding on the China Beijing Equity Exchange.

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

The undertakings of Chinalco, the controlling shareholder of the Company as at the end of the reporting period mainly included: the undertaking for avoiding competition, i.e., "Following the listing of the Company's shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to assets and equity interest of aluminum smelting and processing businesses) as and when appropriate into Chalco to facilitate the further improvement of its industry chains."

As at the end of 2007, the Company completed the share exchange with Baotou Aluminum Co., Ltd., a listed company engaged in primary aluminum business subordinate to the Company's controlling shareholder. As a result, it became a wholly-owned subsidiary of the Company. On March 17, the Board of Company considered and approved the resolution in respect of the acquisition of Liancheng Aluminum and its relevant aluminum processing businesses. The Board has submitted the relevant proposals to the extraordinary general meeting to be convened on 9 May 2007 for consideration and approval and relevant announcement of the general meeting and circular were disclosed on 25 March 2008. Upon approval in the general meeting, the Company will participate in bidding on the China Beijing Equity Exchange.

In addition, in respect of a few competing assets which are not appropriate for immediate disposal by the controlling shareholder due to entitlement disputes, the Company has started discussions to seek a solution with the controlling shareholder regarding businesses related to horizontal competition.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

3.5	Securities Investment

Applicable	Not Applicable

Unit: RMB

				Initial
			Shares held as at	investment	Book value as at	Book value as at
No.	Stock Code	Stock name	31 March 2008	amount	31 March 2008	1 January 2008	Ledger
			(shares)

1	601601	China Pacific Insurance	300,000	348,000	22,612,597.02	348,000	Available for sale financial assets
Total			-	348,000	22,612,597.02	348,000	-

Note:

The above equity interest is held by Zunyi Aluminum Co., Ltd., a subsidiary of the Company. Zunyi Aluminum Co., Ltd. acquired 300,000 shares in China Pacific Insurance (Group) Co., Ltd. ("China Pacific Insurance") in 1995 as long-term equity investment and designated them as "available for sale financial assets" as defined by China GAAP. These shares are subject to trading moratorium for one year commencing from China Pacific Insurance's listing on the Shanghai Stock Exchange on 25 December 2007. In addition, no other security investment is required to be disclosed.

Aluminum Corporation of China Limited Legal representative: Xiao Yaqing

22 April 2008

4	APPENDIX

4.1	Consolidated Balance Sheet
As at 31 March 2008

Prepared by: Aluminium Corporation of China Limited Unit: RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Bank balance and cash	11,966,178,757.99	7,802,906,916.17
Clearing provision
Interbank lending
Trading financial assets	8,551,661.67	8,102,600.00
Notes receivable	987,830,293.86	2,403,876,077.77
Accounts receivable	1,817,482,414.00	571,792,227.04
Prepayments	2,015,712,415.25	1,373,705,260.90
Premiums receivable
Reinsurance accounts receivable
Reinsurance contracts
provision receivable
Interest receivable
Dividend receivable
Other receivables	303,555,701.93	355,718,786.59
Purchases of resold financial assets
Inventory	16,034,279,719.75	13,474,140,327.04
Non-current assets due
within one year	51,284,625.54	66,646,759.83
Other current assets	259,485,962.15	153,755,446.64
Total current assets	33,444,361,552.14	26,210,644,401.98

Non-current assets:
Loans and advances
Financial assets available for sale	40,112,597.02	40,112,597.02
Held-to-maturity investment
Long-term receivables
Long-term investment in equity	1,345,554,365.20	1,190,215,941.51
Investment properties	108,766,336.34	109,201,173.18
Fixed assets	50,522,365,419.89	50,582,865,555.77
Construction in progress	13,898,860,286.62	11,405,647,128.93
Construction materials	385,495,108.65	278,875,583.22
Disposals of fixed assets
Biological assets for production
Fuel assets
Intangible assets	1,485,411,779.66	1,469,767,186.43
Development expenditure
Goodwill	2,330,945,875.24	2,330,945,875.24
Long-term deferred expenses	86,602,775.68	87,434,032.14
Deferred income tax assets	395,512,740.69	400,652,774.87
Other non-current assets	232,000,000.00	232,000,000.00
Total non-current assets	70,831,627,284.99	68,127,717,848.31
Total assets	104,275,988,837.13	94,338,362,250.29

Current liabilities:
Short-term borrowings	7,752,199,058.89	3,114,640,135.68
Borrowing from PBOC
Customer and interbank deposits
Interbank borrowing
Trading of financial liabilities
Notes payable	101,020,000.00	96,510,000.00
Account payables	3,368,785,353.16	3,514,914,815.18
Payments received in advance	1,964,974,231.31	1,052,922,025.54
Sales of repurchased financial assets
Fees and commissions payable
Staff remuneration payables	348,551,525.36	425,014,053.61
Taxes payable	604,950,301.03	729,216,974.16
Interest payable
Dividend payable	2,315,912.53	21,627,309.09
Other payables	3,533,783,057.04	4,497,557,559.16
Reinsurance accounts payable
Insurance contract reserve
Payment for agent of trading securities
Payment for agent of underwriting securities
Non-current liabilities due within one year	2,603,420,107.99	2,194,022,069.06
Other current liabilities	5,419,317,643.63	3,205,457,067.81
Total current liabilities	25,699,317,190.94	18,851,882,009.29

Non-current liabilities:
Long-term borrowing	13,375,884,744.31	12,139,260,042.98
Bonds payable	2,052,220,000.01	2,029,182,500.00
Long-term payables
Special payables	88,100,000.00	88,000,000.00
Accrued Liabilities
Deferred income tax liabilities	173,404,289.49	172,460,344.63
Other non-current liabilities	67,297,358.00	60,297,358.00
Total non-current liabilities	15,756,906,391.81	14,489,200,245.61
Total liabilities	41,456,223,582.75	33,341,082,254.90

Owner's equity (or shareholders' equity):
Paid-up capital (or share capital)	13,524,487,892.00	13,524,487,892.00
Capital reserve	15,047,141,293.12	15,047,141,293.12
Less: Treasury stock
Surplus reserve	5,719,085,176.13	5,719,085,176.13
Preparations for general risks
Undistributed profit	24,810,785,572.93	23,623,896,808.34
Difference from translation of foreign currency statement	-10,046,701.59	10,046,701.59
Total equity attributable to the equity holders of the Company	59,091,453,232.59	57,924,657,871.18
Minority interests	3,728,312,021.79	3,072,622,124.21
Total owner's equity	62,819,765,254.38	60,997,279,995.39
Total liabilities and owner's equity	104,275,988,837.13	94,338,362,250.29

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Balance Sheet of the Company
As at 31 March 2008

Prepared by: Aluminium Corporation of China Limited Unit: RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Bank balance and cash	7,724,048,210.50	5,121,705,299.56
Trading financial assets
Notes receivable	486,080,700.30	1,539,934,767.09
Accounts receivable	2,592,695,392.55	1,121,608,536.67
Prepayments	390,402,200.78	370,447,718.05
Interest receivable
Dividend receivable	10,627,624.52	4,656,000.37
Other receivables	1,462,339,939.96	1,432,617,086.71
Inventory	9,737,574,824.93	9,654,909,046.85
Non-current assets due within one year	51,284,625.54	48,646,759.83
Other current assets	115,829,664.17	47,450,838.84
Total current assets	22,570,883,183.25	19,341,976,053.97

Non-current assets:
Financial assets available for sale	7,000,000.00	7,000,000.00
Held-to-maturity investment
Long-term receivables
Long-term equity investment	9,577,897,720.11	8,289,413,828.46
Investment properties
Fixed assets	37,725,384,599.95	38,161,236,861.35
Construction-in-progress	10,896,053,400.59	7,354,009,579.55
Construction materials	175,058,467.49	155,135,869.36
Disposal of fixed asset
Biological assets for production
Fuel assets
Intangible assets	571,938,241.38	596,147,137.68
Development expenditure
Goodwill	2,330,945,875.24	2,330,945,875.24
Long-term deferred expenses	46,572,980.90	85,657,942.95
Deferred income tax assets	244,832,700.81	273,870,089.94
Other non-current assets	232,000,000.00
Total non-current assets	61,807,683,986.47	57,253,417,184.53
Total assets	84,378,567,169.72	76,595,393,238.50

Current liabilities:
Short-term borrowings	3,100,000,000.00
Trading of financial liabilities
Notes payable	101,010,000.00	36,500,000.00
Account Payables	2,136,042,532.91	2,792,863,649.04
Payments received in advance	384,467,098.38	549,703,650.42
Staff remuneration payables	133,674,175.41	213,800,288.37
Taxes payable	636,325,916.90	504,634,856.84
Interest payable
Dividend payable		19,414,500.00
Other payables	2,921,737,257.34	3,818,730,264.24
Non-current liabilities due within one year	5,253,603,606.56	3,143,393,462.41
Other current liabilities	16,279,958,987.50	12,628,979,071.32
Total current liabilities

Non-current liabilities:
Long-term borrowing	8,617,194,000.00	5,294,354,000.00
Bonds payable	2,052,220,000.01	2,029,182,500.00
Long-term payables
Special payables	88,000,000.00	88,000,000.00
Provisions for payables
Deferred income tax liabilities	147,143,985.11	147,143,985.11
Other non-current liabilities	61,257,358.00	60,297,358.00
Total non-current liabilities	10,965,815,343.12	7,618,977,843.11
Total liabilities	27,245,774,330.62	20,247,956,914.43

Owner's equity (or shareholders' equity):
Paid-up capital (or share capital)	13,524,487,892.00	13,524,487,892.00
Capital reserve	15,427,188,592.18	15,524,246,116.50
Less: Treasury stock
Surplus Reserve	5,719,085,176.13	5,719,085,176.13
Undistributed profit	22,462,031,178.79	21,579,617,139.44
Total owner's (or shareholders') equity	57,132,792,839.10	56,347,436,324.07

Total liabilities and Owner's equity (or shareholders' equity)	84,378,567,169.72	76,595,393,238.50

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

4.2	Consolidated income statement
January-March 2008

Unit: RMB Unaudited

	Amount for	Amount for the
Items	the period	previous period

I.	Total revenue from operations	15,227,471,443.03
	Including: revenue from operations	15,227,471,443.03
	Interest income
	Premiums earned
	Income from fee and commission

II.	Total cost of operations	13,387,687,822.33
	Including: cost of operations	12,340,825,807.41
	Interest payments
	Fee and commission expenses
	Surrender value
	Net expenditure for compensation Payments
	Net drawing on provision for insurance contracts
	Expenditures for insurance policy dividend
	Reinsurance costs
	Business tax and surcharge	83,773,446.86
	Selling expenses	256,342,436.86
	Administrative expenses	469,959,004.24
	Finance expenses	238,331,719.09
	Impairment loss	-1,544,592.13
Add:	Gain from change in fair value (loss is represented by "-")	376,250.02
Including:	Gains from investment in associates and joint venture	66,262,152.45
	Gains from foreign currencies exchange (loss is represented by "-")	61,456,148.72

III.	Operating profit (loss is represented by "-")	1,906,422,023.17
Add:	Non-operating income	74,426,452.22
Less:	Non-operating expenses	324,084,652.33
Including:	Net loss from disposal of non-current assets	655,594.55

IV.	Total profit (loss is represented by "-")	1,656,763,823.06
Less:	Income tax	343,286,248.10

V.	Net profit (loss is represented by "-")	1,313,477,574.96
	Net profit attributable to the Company	1,166,796,227.66
	Minority interests	146,681,347.30

VI.	Earnings per share (RMB):
i)	Basic earnings per share	0.0863
ii)	Diluted earnings per share	0.0863

The net profit of the acquiree achieved before the acquisition date is RMB under the business combination under common control during the period.

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Income statement of the Company
January-March 2008

Unit: RMB Unaudited

	Amount for	Amount for the
	the period	previous period
Items	(January-March)	(January-March)

1.	Turnover	10,316,290,145.28
	Less: Cost of goods sold	8,384,854,913.62
	Business tax and surcharge	62,816,086.32
	Selling expenses	170,355,604.51
	Administrative expenses	344,943,756.44
	Finance expenses	107,475,886.30
	Impairment loss	1,500,842.44
	Impairment loss	1,500,842.44
Add:	Gain from change in fair value (loss is represented by "-")
	Gain from investment (loss is represented by "-")	122,169,418.68
Including:	Gains from investment in associates and joint ventures	118,210,638.86

II.	Operating profit (loss is represented by "-")	1,369,514,159.21
Add:	Non-operating income	60,482,003.14
Less:	Non-operating expenses	283,758,641.22
Including:	Net loss from disposal of non-current assets

III.	Total profit (loss is represented by "-")	1,146,237,521.13
Less:	Income tax	263,823,481.78

IV.	Net profit (loss is represented by "-")	882,414,039.35

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

4.3	Consolidated Cash Flow Statement
January-March 2008

Unit: RMB Unaudited

	Amount for	Amount for
	the period	the previous period
Items	(January-March)	(January-March)

1.	Cash flow from operating activities:
	Cash received from sale of goods and provision of services	25,109,908,514.82
	Net increase in customer and interbank deposits
	Net increase in borrowings from PBOC
	Net increase in borrowings from other financial institutions
	Cash received from premiums under original insurance contract
	Net cash received from reinsurance business
	Net increase in deposits of policy holders and investment
	Net increase in disposal of trading financial assets
	Cash received from interest, fees and commissions
	Net increase in borrowings
	Net increase in income from repurchase business
	Tax rebates
	Other cash received from activities related to operation	217,590,417.09
	Sub-total of cash inflow from operating activities	25,327,498,931.91
	Cash paid for goods purchased and service rendered	23,363,045,041.11
	Net increase in customer loans and advances
	Net increase in deposit in PBOC and interbank deposits
	Cash paid for compensation payments under original insurance contract
	Cash paid for interest, fee and commission
	Cash paid for insurance policy dividend
	Cash paid to and on behalf of employee	444,101,559.12
	Taxes payments	1,454,871,556.62
	Other cash paid for activities related to operation	764,894,791.97
	Sub-total of Cash outflow from operating activities	26,026,912,948.82
	Net cash flow from operating activities	-699,414,016.91

2.	Cash flow from investment activities:
	Cash received from investment
	Cash received from gains in investment	4,733,192.09
	Net cash received from disposal of fixed assets, intangible assets and other long term assets	2,474,648.36
	Net cash received from disposal of subsidiaries and other operating entities
	Other cash received from activities related to investment	44,057,748.26
	Sub-total of cash inflow from investment activities	51,265,588.71
	Cash paid for purchase of fixed assets, intangible assets and other long term assets	4,226,751,134.27
	Cash paid for investment	353,883,140.25
	Net increase in pledged loans
	Net cash paid for acquiring subsidiaries and other operating entities
	Other cash paid for activities related to investment
	Sub-total of cash outflow from investment activities	4,580,634,274.52
	Net cash flow from investment activities	-4,529,368,685.81

3.	Cash flow from financing activities:
	Proceeds received from investments	555,444,042.21
	Including: Proceeds received by subsidiaries from minority shareholders' investment	555,444,042.21
	Cash received from borrowings	7,210,359,058.89
	Cash received from issuing bonds	3,011,037,500.01
	Other cash received from financing-related activities
	Sub-total of cash inflow from financing activities	10,776,840,601.11
	Cash paid for repayment	931,300,136.00
	Cash paid for dividend and profit distribution or interest repayment	453,485,920.57
	Including: Dividend and profit paid by subsidiaries to minority shareholders	46,435,491.93
	Other cash paid for financing-related activities
	Sub-total of cash outflow from financing activities	1,384,786,056.57
	Net cash flow from financing activities	9,392,054,544.54

4.	Impast of fluctuations in exchange rates on cash and cash equivalents

5.	Net increase in cash and cash equivalents	4,163,271,841.82
	Add: Balance of cash and cash equivalents at the beginning of the period	7,802,906,916.17

6.	Balance of cash and cash equivalents at the end of the period	11,966,178,757.99

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Cash Flow Statement of the Company
January-March 2008

Unit: RMB Unaudited

	Amount for	Amount for
	the period	the previous period
Items	(January-March)	(January-March)

1.	Cash flow from operating activities:
	Cash received from sale of goods and provision of services	11,808,075,494.62
	Tax rebates
	Other cash received from activities related to operation	61,081,672.82
	Sub-total of cash inflow from operating activities	11,869,157,167.44
	Cash paid for goods purchased and service rendered	9,796,006,187.70
	Cash paid to or paid for employee	445,800,288.37
	Taxes paid	874,524,010.76
	Other cash paid for activities related to operation	594,649,778.75
	Cash outflow from operating activities	11,710,980,265.58
	Net cash flow from operating activities	158,176,901.86

2.	Cash flow from investment activities:
	Cash received from investment	90,000,000.00
	Cash received from return on investment	54,741,646.23
	Net cash received from disposal of fixed assets, intangible assets and other long term assets	44,884,256.06
	Net cash received from disposal of subsidiaries and other operating entities
	Other cash received from activities related to investment	2,922,453,244.09
	Sub-total of cash inflow from investment activities	3,112,079,146.38
	Cash paid for purchase of fixed assets, intangible assets and other long term assets	4,580,901,065.36
	Cash paid for investment	1,110,061,065.11
	Net cash paid for acquiring subsidiaries and other operating entities	50,782,865.99
	Other cash paid for activities related to investment
	Sub-total of cash outflow from investment activities	5,741,744,996.46
	Net cash flow from investment activities	-2,629,665,850.08

3.	Cash flow from financing activities:
	Proceeds received from financing activities
	Cash received from borrowings	3,451,000,000.00
	Other cash received from financing-related activities	2,015,037,500.01
	Sub-total of cash inflow from financing activities	5,466,037,500.01
	Cash paid for repayment	65,000,000.00
	Cash paid for dividend and profit distribution or interest repayment	327,205,640.85
	Other cash paid for financing-related activities
	Sub-total of cash outflow from financing activities	392,205,640.85
	Net cash flow from financing activities	5,073,831,859.16

4.	Impact of fluctuations in exchange rates on cash and cash equivalents

5.	Net increase in cash and cash equivalents	2,602,342,910.94
	Add: Balance of cash and cash equivalents at the beginning of the period	5,121,705,299.56

6.	Balance of cash and cash equivalents at the end of the period	7,724,048,210.50

Company Legal Representative:	Person-in-charge of accounting:	Head of Accounting Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

By order of the Board of Aluminum Corporation of China Limited Xiao Yaqing Chairman

Beijing, PRC
22 April 2008

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan., Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary